Exhibit 21.1

Subsidiaries of CCC Intelligent Solutions Holdings Inc.

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, certain subsidiaries of the Registrant which, considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) have been omitted.

Name	State or Other Jurisdiction of Incorporation or Organization
Cypress Intermediate Holdings, LLC, f/k/a Cypress Intermediate Holdings, Inc. and f/k/a Cypress Holdings, Inc.	Delaware
Cypress Intermediate Holdings II, LLC, f/k/a Cypress Intermediate Holdings II, Inc.	Delaware
CCC Intelligent Solutions Inc.	Delaware